                                   FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
     For the fiscal year ended       December 31, 1995
                              ------------------------------

                                      OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
     For the transition period from                 to
                                   -----------------  --------------

                         Commission File Number 1-8195
                                                ------

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


     MANOR CARE, INC. 1997 QUALIFIED RETIREMENT SAVINGS & INVESTMENT PLAN
     --------------------------------------------------------------------



     B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

                               MANOR CARE, INC.
              11555 Darnestown Road, Gaithersburg, Maryland 20878

                                   I N D E X


                                                                        Page
                                                                        ----

Report of Independent Public Accountants                                   1

Statements of Net Assets Available for Plan Benefits                       2
as of December 31, 1995 and 1994

Statement of Changes in Net Assets Available                               3
for Plan Benefits with fund information for the year ended December 31, 1995

Notes to Financial Statements                                            4-7

Item 27a-Schedule of Assets Held                                           8
          for Investment Purposes as of December 31, 1995

Item 27b-Schedule of Loans or Fixed Income Obligations                     *

Item 27c-Schedule of Leases in Default or Classified as
Uncollectible                                                              *

Item 27d-Schedule of Reportable Transactions                               9
         for the year ended December 31, 1995

Item 27e-Schedule of Non-Exempt Transactions                               *

*  Not applicable

                    Report of Independent Public Accountants
                    ----------------------------------------

To the Administrator of the Manor Care, Inc. Retirement Savings and Investment
Plan:

We have audited the accompanying statements of net assets available for benefits of the Manor Care, Inc. Retirement Savings and Investment Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 1995. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1995 and 1994, and the changes in its net assets available for Plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Washington, DC
August 8, 1996

                                MANOR CARE, INC.
                                ----------------
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
                     --------------------------------------
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------
                        AS OF DECEMBER 31, 1995 AND 1994
                        --------------------------------

                                                   1995          1994
                                                  ------        ------
Investments
 At fair value--
  Shares of registered
   investment companies:

   Vanguard US Treasury Money
       Market Fund                            $ 25,691,125  $ 23,656,771

   Vanguard Wellington
       Balanced Fund                            29,487,660    19,822,042

   T. Rowe Price International Stock Fund       14,646,866    11,747,809

   Janus Fund                                   25,735,150    17,380,235

   T. Rowe Price Stable Value Fund              13,340,763    11,622,594

   Manor Care, Inc. Stock                        8,837,698     4,994,755
   Participants loans receivable                 3,538,461     2,585,343
                                                ----------     ---------


 Total Investments                             121,277,723    91,809,549
                                               -----------    ----------

Receivables:
 Employer's contribution                         5,789,726     5,105,361
 Participants' contribution                        250,000       200,000
                                                   -------       -------

Total receivables                                6,039,726     5,305,361
                                                 ---------     ---------

Net assets available for Plan benefits        $127,317,449  $ 97,114,910
                                               ===========    ==========

        The accompanying notes are an integral part of these statements.

                               Manor Care, Inc.
                               ----------------
                    Retirement, Savings and Investment Plan
                    ---------------------------------------

   Statement of Changes in Net Assets Available for Plan Benefits with Fund
   ------------------------------------------------------------------------
                                  Information
                                  -----------
                     For the Year Ended December 31, 1995
                     ------------------------------------

                                    Vanguard                    Vanguard
                                   Wellington                 U.S. Treasury     T Rowe    T Rowe Price
                                    Balanced        Janus     Money Market      Stable    International
                                      Fund          Fund          Fund        Value Fund   Stock Fund
                                 -----------------------------------------------------------------------

Beginning of year                  $19,822,042   $17,380,235   $23,656,771   $11,622,594   $11,747,809

Additions:
  Contributions                         -             -             -              8,346        -
  Employee contributions             3,709,230     3,265,957     3,366,753     1,985,380     2,225,020
  Employer contributions               673,617       531,628       683,740       466,405       377,213
  Investment income/(loss)           1,500,681     1,400,293     1,334,506       769,140       544,271
  Unrealized gain                    5,395,309     4,039,362        -             -            976,041
  Interfund transfers                  666,720       834,128       401,192       191,892       612,871
                                 -----------------------------------------------------------------------

                                    11,945,557    10,071,368     5,786,191     3,421,163     4,735,416


Deductions:
  Withdrawals & transfers            2,279,939     1,716,453     3,751,837     1,702,994     1,836,359
                                 -----------------------------------------------------------------------

Increase in net assets               9,665,618     8,354,915     2,034,354     1,718,169     2,899,057
                                 -----------------------------------------------------------------------

Market value at end of year        $29,487,660   $25,735,150   $25,691,125   $13,340,763   $14,646,866
                                 =======================================================================


                                      Manor
                                    Care, Inc.      Loan                    Eliminations      Total
                                      Stock         Fund          Cash        & Accruals      1995
                                 -----------------------------------------------------------------------

Beginning of year                   $4,994,755    $2,585,343            $0    $5,305,361   $97,114,910

Additions:
  Contributions                         -             -             -             -              8,346
  Employee contributions                -             -             -             50,000    14,602,340
  Employer contributions             2,355,640        -             -            701,483     5,789,726
  Investment income/(loss)             186,069       148,201        23,393        -          5,906,554
  Unrealized gain                    1,747,102        -             -             -         12,157,814
  Interfund transfers                    5,685     2,052,003           262    (4,764,753)       -
                                 -----------------------------------------------------------------------

                                     4,294,496     2,200,204        23,655    (4,013,270)   38,464,780


Deductions:
  Withdrawals & transfers              451,553     1,247,086        23,655    (4,747,635)    8,262,241
                                 -----------------------------------------------------------------------

Increase in net assets               3,842,943       953,118        -            734,365    30,202,539
                                 -----------------------------------------------------------------------

Market value at end of year         $8,837,698    $3,538,461        -         $6,039,726  $127,317,449
                                 =======================================================================

        The accompanying notes are an integral part of this statement.

                                MANOR CARE, INC.
                                ----------------
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
                     --------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
                 ----------------------------------------------


1.   PLAN DESCRIPTION

     General
     -------

     The Manor Care, Inc. Employee Stock Ownership, Profit-Sharing and Retirement Plan (the "Prior Plan") became effective June 1, 1984. Effective January 1, 1992, the Prior Plan was amended and restated as the Manor Care, Inc. Retirement Savings and Investment Plan (the "Plan"). The Plan includes all eligible employees of Manor Care, Inc. and subsidiaries (the "Company"). The Plan's trustee is Chemical Bank.

     Contributions
     -------------

     Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. The Company contributes to the Plan up to a dollar-for-dollar match of an employee's pretax contribution (up to 6% of the employee's gross earnings) which, in the aggregate, is not to exceed 6% of "net profit" of the Company. "Net profit" is defined in the Plan as the total net income of the Company adjusted to exclude contributions made under the Plan, provision for income taxes, capital gains and losses and income or loss which is determined to be of a nonrecurring nature. Such determination shall be made solely by the administrator of the Plan.

     Upon enrollment in the Plan, a participant may direct employee contributions in 10 percent increments in any of five investment options:
     Vanguard Wellington Balanced Fund, Vanguard US Treasury Money Market Fund, Janus Fund, T. Rowe Price Stable Value Fund and T. Rowe Price International Stock Fund. Participants may also elect to receive up to 50 percent of the Company match in Manor Care, Inc. stock.

     Under the contribution formula described above, the required Company contributions for the year ended December 31, 1995 and 1994 were $5,789,726 and $5,105,361, respectively, for the matching contribution. Company contributions were reduced for forfeitures in the amount of $184,886 in 1995 and $246,000 in 1994.

     Participant Accounts
     --------------------

     Each participant's account is credited with the participant's contribution and the Company's matching contribution. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Eligibility and Vesting
     -----------------------

     Employees are eligible to participate in the Plan after completing 1,000 hours during one year of service and attaining age 21. Participants vest in Plan earnings and Company matching contributions at the rate of 20% per year after the first three years and are fully vested after seven years participation in the Plan.

     Forfeitures
     -----------

     Forfeitures will be used to reduce future employer contributions.

     Administration of the Plan
     --------------------------

     The Plan is administered by the Company's Human Resources Department. The costs of administration are principally borne by the Company. Expenses related to records administration services and trustee services were paid by the Company in the amounts of $609,600 and $107,779 for the years ended December 31, 1995 and 1994. All other trustee and other reasonable expenses are provided by the Plan.


2.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting
     -------------------

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition
     -------------------------------------------

     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

3.   PLAN TERMINATION

     Upon termination of the Plan, no new funds will be contributed by the Company, and the assets on hand shall be administered and distributed by the trustee in accordance with the plan document. Participants will be entitled to receive the amount then credited to their respective accounts in the Plan.


4.   PARTICIPANT LOANS

     The Plan may make loans to participants not to exceed one-half of the participant's vested balance or $50,000, whichever is less. Loans are repayable, with interest at the market rate, over a period not to exceed five years, except those for the designated purpose of purchasing a home that is a primary residence which may be paid back in up to 15 years. Interest rates on loans outstanding at December 31, 1995 ranged from 8.0% to 11.0%.


5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated December 29, 1994, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Furthermore, the Company and legal counsel believe that the Plan continues to qualify and to operate as designed as of December 31, 1995.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 for the year ended December 31, 1995:


Net assets available for Plan benefits per financial
      statements                                                  $127,317,449

Amounts allocated to withdrawing participants                       (2,157,346)
                                                                  ------------

Net assets available for Plan benefits per the Form 5500          $125,160,103
                                                                  ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995:


Benefits paid to participants per the financial statements         $ 8,262,241
Add:  Amounts allocated to withdrawing participants at
      December 31, 1995                                              2,157,346

Less: Amounts allocated to withdrawing participants at
      December 31, 1994                                             (1,677,539)
                                                                  ------------
Benefits paid to participants per the Form 5500                    $ 8,742,048
                                                                   ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have occurred to December 31 but not paid as of that date.


7.    SUBSEQUENT EVENT

      In relation to a proposed spin-off of the Company's lodging operations in the fall of 1996, the Plan will be divided between the Manor Care, Inc. and Choice Hotels International, Inc. employee accounts. Choice Hotels International, Inc. will become the plan administrator of a new plan representing the Choice Hotels International, Inc. employee accounts.

                                MANOR CARE, INC.
                                ----------------
                             RETIREMENT SAVINGS AND
                             ----------------------
                                INVESTMENT PLAN
                                ---------------

            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            --------------------------------------------------------
                               DECEMBER 31, 1995
                               -----------------

                             Description of
                             Investment
                             (including maturity
                             date, rate of interest                    Current
Identity of issue, borrower, collateral, par               Cost         Value
lessor or similar party      or maturity value)          @12/31/95     @12/31/95
-----------------------      ------------------          ---------     ---------
Short Term Investments:
 Vanguard                    U.S. Treasury
                             Market Fund               $25,691,125   $25,691,125

Equity Mutual Funds:
 Vanguard Wellington         Balanced Fund              23,962,461    29,487,660

 T. Rowe Price               Int'l Stock Fund           12,933,816    14,646,866

 Janus Fund                  Diversified Mutual         21,612,374    25,735,150


Total Equity Mutual Funds                              $58,508,651   $69,869,676
                                                       -----------   -----------
Investment in Manor Care:
*Manor Care, Inc.            Stock                     $ 4,939,711   $ 8,837,698
                                                        ----------    ----------
Loans to Participants:
 Loan Fund                   8.0% to 11.0%
 Interest                                              $ 3,538,461   $ 3,538,461
                                                        ----------    ----------
Common Trust Fund:
 T. Rowe Price
 Stable Value Fund                                     $13,340,763   $13,340,763
                                                        ----------    ----------

              Total Investments                       $106,018,711  $121,277,723
                                                      ============  ============

*party in interest

         The accompanying notes are an integral part of this schedule.

                                MANOR CARE, INC
                                ---------------
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
                     --------------------------------------

ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1995
---------------------------------------------------------------------------------

Identity of Party Involved

Description of Asset          Purchase Price         Original Cost        Selling Price        Net Gain or (Loss)
--------------------          --------------         -------------        -------------        ------------------
Chemical Bank Short
Term Reserve Fund             $19,726,443            $19,661,235          $19,661,235                 $  0
      Number of Transactions    523                                           290

Janus Investment Fund         $ 4,693,780            $   441,803          $   500,783                 $ 58,980
      Number of Transactions     34                                            7

Vanguard US Treasury
Money Market Fund             $ 4,046,832            $ 2,018,938          $ 2,018,938                 $  0
      Number of Transactions     43                                            14

Vanguard Wellington           $ 4,904,479            $   688,485          $   784,014                 $ 95,529
Fund, Inc.
      Number of Transactions     36                                            9


         The accompanying notes are an integral part of this schedule.

EXHIBITS.


            23 -     Consent of Independent Public Accountants.



                                   SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Dated: November 22, 1996       MANOR CARE, INC. RETIREMENT SAVINGS
                                    & INVESTMENT PLAN


                                    By: CHASE MANHATTAN BANK, as trustee


                                        By: /s/ Catherine E. Kidder
                                           -----------------------------
                                           Asst. Vice President
                                           -----------------------------
                                           [Name and Title]